November 13, 2007

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 7010

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention: Mr. H. Roger Schwall, Assistant Director

Re:	XTO Energy Inc.
Form 10-K for the Fiscal Year Ended December 31, 2006
Filed March 1, 2007

Forms 10-Q for the quarter ended March 31, 2007
Filed May 7, 2007

Forms 10-Q for the quarter ended June 30, 2007
Filed August 7, 2007

Form 8-K/A filed October 12, 2007

File No. 001-10662

Dear Mr. Schwall:

The following are our responses to your above-referenced comment letter, dated October 31, 2007. Your comments and our responses thereto are set forth below, numbered as such comments were numbered in your comment letter.

Forms 10-K for fiscal year ended December 31, 2006

Item 9A. Controls and Procedures, page 46

1.	We note your disclosure that you performed an evaluation of the effectiveness of the design and operation of your disclosure controls and procedures pursuant to Exchange Act Rules 13a-15 and 15d-15. Please amend your filing to simply state that you performed an evaluation of the effectiveness of your disclosure controls and procedures. See Exchange Act Rule 13a-15(b).

Response:

We acknowledge your request to amend the language to simply state that we performed an evaluation of the effectiveness of our disclosure controls and procedures. However, we respectfully request that we include this change in future filings.

United States Securities and Exchange Commission

November 13, 2007

2.	We also note your disclosure that your Chief Executive Officer and Chief Financial Officer concluded that your disclosure controls and procedures are effective in timely alerting them to material information required to be included in your periodic filings with the Securities and Exchange Commission. Please indicate whether your Chief Executive Officer and Chief Financial Officer concluded that your disclosure controls and procedures were also effective to ensure that information required to be disclosed in Exchange Act reports is recorded, processed, summarized and reported within the specific time periods. Alternatively, you may simply conclude that your disclosures controls and procedures are effective or ineffective, whichever the case may be. See Exchange Act Rule 13a-15(e).

Response:

We will change our language in future filings to comply with your request that the Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were also effective to ensure that information required to be disclosed in Exchange Act reports is recorded, processed, summarized and reported within the specific time periods.

Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Reserves. Page 86

3.	Please remove the subtotal, “Future net cash flows before income taxes” from your table. The provisions of SFAS 69 do not provide for such disclosure. See paragraph 30 and Appendix A, Illustration 5 of SFAS 69. In addition, please remove the disclosure of the year end standardized measures before income taxes in note (a) as these amounts represent non-GAAP financial measures.

Response:

We will comply with your request to remove the subtotal, “Future net cash flows before income taxes” and the disclosure of the year end standardized measure before income taxes in note (a) from future filings.

Quarterly reports on Form 10-Q for the quarters ended March 31, 2007 and June 30, 2007

Exhibits 31.1 and 31.2

4.	Please ensure that the certifications reflect the exact language required by Item 601(b)(31) of Regulation S-K. For example, we note that you have added the phrase “or for causing such controls and procedures to be established and maintained” to the introductory language in paragraph 4, and have omitted the phrase “in accordance with generally accepted accounting principles” in paragraph 4, subsection (b). Please file an amendment to your quarterly reports on Form 10-Q for the quarters ended March 31, 2007 and June 30, 2007 to file the proper certifications. In each case, you may file an abbreviated amendment that includes a cover page, the controls and procedures disclosure required by Item 307 of Regulation S-K, an executed signature page, and the certifications required by Item 601(b)(31). You may also include an explanatory note in each amendment. If you choose to file abbreviated amendments and therefore omit financial statements and other financial information, you may omit paragraph 3 of your certifications in such amendments.

United States Securities and Exchange Commission

November 13, 2007

Response:

We have filed the abbreviated amendments of our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2007 and June 30, 2007 to file the proper certifications.

Form 8-K/A filed October 12, 2007

Notes to Statements of Revenues and Direct Operating Expenses Year Ended December 31, 2006 and the Six Months Ended June 30, 2007 and 2006

Note 1. Basis of Presentation, page 4

5.	Please revise your disclosure to comply with our letter dated August 10, 2007 and describe how the financial statements presented are not indicative of the financial condition or results of operations of the Properties going forward due to the changes in the business and omission of various operating expenses.

Response:

We have filed an amended Form 8-K/A to revise our disclosure to comply with your letter dated August 10, 2007.

XTO Energy Inc. Notes to Pro Forma Consolidated Financial Statements

Note 2. Pro Forma Adjustments, page 6

6.	Revise your disclosure to clarify how the amounts referenced in your footnote 2(a) reconcile to the adjustments presented on your pro forma balance sheet.

Response:

We have filed an amended Form 8-K/A to clarify how the amounts referenced in our footnote 2(a) reconcile to the adjustments presented on our pro forma balance sheet.

7.	We note the disclosure in Note 2 on page 4 of the Statements of Revenues and Direct Operating Expenses of the Properties, as defined, which states gas imbalances are accounted for under the sales method. We also note that XTO Energy accounts for its gas imbalances using the entitlement method. Tell us where your pro forma financial statements have been adjusted to conform this difference in accounting methods.

Response:

We have not adjusted our pro forma financial statements to conform for the difference in accounting methods used to account for gas imbalances as the adjustment that would have been necessary was immaterial in the aggregate and in each period.

United States Securities and Exchange Commission

November 13, 2007

Note 3. Pro Forma Oil and Gas Supplemental Financial Information, page 7

Pro Forma Standardized Measure of Discounted Future Net Cash Flows at December 31, 2006, page 8

8.	Please remove the subtotal, “Future net cash flows before income taxes” from your table. The provisions of SFAS 69 do not provide for such disclosure. See paragraph 30 and Appendix A, Illustration 5 of SFAS 69.

Response:

We have filed an amended Form 8-K/A removing the subtotal, “Future net cash flows before income taxes” from our table.

Engineering comments:

Website – www.xtoenergy.com

9.	We note your statement “XTO is targeting upsides of more than 7.3 Tcfe or 85% of its YE’06 reserve base”. If you continue to make references on your web site to reserve measures other than proved, please accompany such disclosure with the following cautionary language:

Cautionary Note to U.S. Investors – The United States Securities and Exchange Commission permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. We use certain terms on this web site, such as [identify the terms], that the SEC’s guidelines strictly prohibit us from including in filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 10-K, File No. 1-10662, available from us at [address at which investors can request the filing]. You can also obtain this form from the SEC by calling 1-800-SEC-0330.

Response:

The requested cautionary language disclosure is included on our website under our “Legal Notice” section. This cautionary language disclosure has been a part of the website for some time and we believe this is consistent with your request.

10.	We note your statement, “The Company’s low-risk development inventory of more than 7.3 Tcfe should provide steady production and reserve growth for years to come”. The term “development” implies the existence of proved undeveloped reserves per paragraphs 11 and 16 of Rule 4-10(a) of Regulation S-X. Please expand your description of this “inventory” to avoid confusion between these hydrocarbon volumes and your disclosed proved reserves. We may have additional comments.

Response:

We will change our term from “low-risk development inventory” to “low-risk inventory” on our website. This should eliminate any confusion between these hydrocarbon volumes and our disclosed proved reserves.

United States Securities and Exchange Commission

November 13, 2007

Annual Report for Fiscal Year-Ending December 31, 2006 on Form 10-K

Business and Properties, page 1

General, page 2

11.	We note your statement, “We have a substantial inventory of between 6,750 and 7,700 identified potential drilling locations.” Please expand this to disclose the number of these locations to which you have attributed proved undeveloped reserves.

Response:

We will expand our discussion of the substantial inventory of identified potential drilling locations to include the number of locations to which we have attributed proved undeveloped reserves in future filings.

Exploration and Production Data, page 9

12.	Please amend your document to disclose your net oil, NGL and natural gas production for each of the last three years. Refer to SEC Industry Guide 2, paragraph 3.

Response:

We acknowledge your request to disclose our net oil, NGL and natural gas production for each of the last three years. Such information is included in Item 6, Selected Financial Data. As a result, we respectfully request that we make this change in future filings.

Acreage, page 10

13.	We note your disclosure of undeveloped acreage. Paragraph 5 to SEC Industry Guide 2 requests the disclosure of the minimum remaining terms of material leases and concessions. Please amend your document to disclose any material acreage expiry over the next three years to comply with Guide2.

Response:

We acknowledge your request to disclose any material acreage expiry over the next three years. We propose to include the following language in future filings.

Substantially all of our undeveloped acreage is subject to lease expiration if initial wells are not drilled within a specified period, generally not exceeding three years. We do not expect to lose any significant lease acreage because of failure to drill due to inadequate capital, equipment or personnel. However, based on our evaluation of prospective economics, we have allowed certain lease acreage to expire and may allow additional lease acreage to expire in the future.

United States Securities and Exchange Commission

November 13, 2007

Critical Accounting Policies and Estimates, page 40

Oil and Gas Reserves, page 41

14.	We note your statement, “Our proved reserve extensions, additions and discoveries in 2006 included an increase of 1.03 Tcfe in proved undeveloped reserves, or approximately 66% of our total extensions, additions and discoveries, which are expected to be developed within three years. Over the past five years, approximately 73% of our proved reserves extensions, additions and discoveries were proved undeveloped reserves which were generally reclassified to proved developed reserves within three years”. With a view toward possible disclosure, please explain to us the disposition of the remainder of the proved undeveloped reserves that were not reclassified to proved developed.

Response:

In reviewing your comment, it appears that our disclosure may not be as clear as we intended. In our statement, we are indicating the proportion of all extensions, additions and discoveries which are considered proved undeveloped reserves. This means that the remaining extensions, additions and discoveries are considered proved developed reserves. In other words, in 2006, 34% of all extensions, additions and discoveries were considered proved developed reserves and 66% were considered proved undeveloped reserves. To avoid confusion, we will clarify our disclosure in future filings.

Supplementary Financial Information for Oil and Gas Producing Activities (Unaudited), page 84

15.	We note the significant additions to your proved reserves from extensions, additions and discoveries. Paragraph 11 of Financial Accounting Standard 69 requires the “appropriate explanation of significant changes”. Please amend your document to explain these additions for each of the last three years.

Response:

We acknowledge your request to explain significant additions to our proved reserves from extensions, additions and discoveries. We propose to include the following language in future filings.

The additions to our proved reserves from extension, additions and discoveries in the last three years is due to the success of our development drilling program. See a summary of our drilling activity over the last three years in Part I, Items 1 and 2, Business and Properties—Exploration and Production Data—Drilling Activity.

* * *

United States Securities and Exchange Commission

November 13, 2007

We hereby acknowledge that:

–	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

–	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

–	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please let me know if you have questions or need further information.

Very truly yours,

/s/ Louis G. Baldwin
Louis G. Baldwin
Executive Vice President
and Chief Financial Officer